Exhibit 99.21

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

October 13, 2020.

Item 3	News Release

On October 14, 2020, a news release in respect of the material change was disseminated through Canada Newswire and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On October 13, 2020, the board of directors of the Company appointed Neil Gregson as director of the Company.

Item 5	Full Description of Material Change

On October 13, 2020, the board of directors of the Company appointed Neil Gregson as director of the Company.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer

Phone: 604-396-8222

Item 9	Date of Report

October 14, 2020